NEWS RELEASE

March 28, 2007

Trading Symbol: TSX: RNG

Amex: RNO

Rio Narcea Reports Record Year-end 2006 Results –

Net Income of $70.7 million, up $112.9 million over 2005

763% Increase in Operating Cash Flow to Record $77.4 million

(All amounts are reported in U.S. dollars unless otherwise indicated)

Toronto, Ontario – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced its results for the fourth quarter and year ending December 31, 2006.

2006 Highlights

•

Record cash flow provided by operating activities of $77.4 million ($84.0 million before changes in components of working capital).

•

Record revenues of $225.7 million, a 114% increase over 2005.

•

Record net income of $70.7 million, after a loss of $37.8 million from derivatives and an income tax benefit of $20.4 million.

•

$79.8 million in cash and cash equivalents at year-end.

•

Production from Aguablanca of 14.1 million pounds of nickel and 14.6 million pounds of copper. Sales of 14.0 million pounds of nickel at a cash cost (a) of $4.23 per pound sold.

•

Aguablanca plant operating at 140,000 tonnes per month with improved recoveries and concentrate grades.

•

Aguablanca project debt fully repaid and production royalty repurchased for $6.0 million.

•

Construction of Tasiast gold project on schedule for completion by mid-2007. Total capital expenditures of $79.0 million.

•

Gold reserves at Tasiast increased 18% to 1,040,000 ounces.

•

Tasiast project finance finalized in June 2006.

•

Acquisition of a 19.9% shareholding in Chariot Resources Limited (17.1% acquired in second half of 2006, balance in January 2007).

•

El Valle and Carlés mines closed in December 2006 with minimum liabilities after producing 50,300 ounces of gold in 2006.

(a) Refer to Non-GAAP Measures Section in the MD&A.

“In 2006 we successfully transitioned Rio Narcea from a small, European gold producer to a very profitable international, polymetallic producer.  Our Aguablanca nickel/copper mine generated a record $79.7 million of cash flow, with $35.0 million in the fourth quarter alone and recent drilling has revealed higher grade depth extensions to the Aguablanca orebody.  Construction at our Tasiast gold project progressed well on schedule and is poised to produce gold by mid-2007. Tasiast will be the fourth mine we have constructed and brought to production in 10 years and the first outside the European Union. Our northern Spanish gold operations were successfully closed after producing one million ounces and our mine reclamation is viewed as an industry standard in Europe.  These achievements bear testimony to our team’s ability to discover, construct and operate mines,” said Chris von Christierson, Chairman and Chief Executive Officer.

“In keeping with our growth strategy, we have now acquired a 19.9% interest in Chariot Resources, which holds a 70% interest in the Marcona copper project in Peru. We believe Marcona has potential for significant low cost copper production and, through our important stake in Chariot, Rio Narcea will support sound and effective management to realize this potential,” he concluded.

2006 Financial Results

The financial information was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  Reference should be made to note 17 of the audited consolidated financial statements for a reconciliation of significant differences between Canadian and U.S. generally accepted accounting principles.

For the year ending December 31, 2006, Rio Narcea generated net income of $70.7 million or $0.44 per share on revenues of $225.7 million.  This compares to a net loss of $42.1 million ($0.27) per share-basic on revenues of $105.5 million in 2005.

Record cash provided by operating activities in 2006 was $77.4 million ($8.9 million in 2005), of which Aguablanca contributed $79.7 million.  Cash and cash equivalents for 2006 improved to $79.8 million from $53.6 million in 2005.  The Company continued to incur significant investing expenditures at Tasiast and repurchased the royalty at Aguablanca.

Fourth Quarter

During the fourth quarter of 2006 the Company generated a net income of $46.6 million or $0.29 per share on revenues of $65.9 million. This compares to a net loss of $12.4 million or ($0.08) per share on revenues of $34.1 million in the same quarter of 2005. Operating cash flow for the Company was $42.3 million for the fourth quarter of 2006, of which $35.0 million was attributable to Aguablanca.

An income tax benefit of $16.9 million was generated in the fourth quarter after reversing the valuation allowance in respect of the tax assets resulting from its Spanish operations.

A complete set of Rio Narcea’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year-ended December 31, 2006 is posted on our website at www.rionarcea.com and has been filed with Sedar at www.sedar.com.

Review of Operations

Aguablanca Nickel Mine

A summary of the Aguablanca operating results for 2006, each quarter thereof, and for 2005, is shown below:

	Year Ended December 31, 2006	Three Months Ended December 31, 2006	Three Months Ended September 30, 2006	Three Months Ended June 30, 2006	Three Months Ended March 31, 2006	Year Ended December 31, 2005
Ore milled (tonnes)	1,468,000	418,600	375,000	359,700	314,700	997,200
Nickel head grade (%)	0.60	0.54	0.60	0.61	0.68	0.76
Copper head grade (%)	0.50	0.47	0.51	0.49	0.54	0.55
Nickel recovery (%)	72.3	72.3	68.0	73.2	75.4	71.3
Tailings nickel grade (%)	0.17	0.15	0.19	0.16	0.17	0.22
Copper recovery (%)	90.3	91.0	88.2	91.2	90.9	88.7
Tailings copper grade (%)	0.05	0.04	0.06	0.04	0.05	0.06
Nickel production (000 lb)	14,102	3,604	3,399	3,558	3,541	11,863
Copper production (000 lb)	14,581	3,914	3,740	3,515	3,412	10,776

The Aguablanca mine produced 14.1 million pounds of nickel and 14.6 million pounds of copper in 2006, compared to 11.9 million pounds of nickel and 10.8 million pounds of copper produced in 2005. This increase in production was due to continuous plant improvements during 2006 which ultimately resulted in a 47% increase in plant throughput and a significant reduction in nickel sent to tailings from 0.22% in 2005 to 0.15% in the fourth quarter of 2006. The effect of these improvements was offset by lower nickel and copper head grades, which declined from a combined 1.31% in 2005 to 1.10% in 2006.

Increases in plant throughput in 2006 were achieved by an increase in tonnes per hour (“tph”) processed and an increase in the mechanical availability of the plant. Tonnes per hour increased from an average of 141 tph in 2005 to 220 tph in the fourth quarter of 2006 (average of 200 tph in 2006), while mechanical availability increased from 81% in 2005 to 86% in the fourth quarter of 2006 (84% in 2006).

The most important plant improvements made in 2006 were the installation of a new conveyor system enabling crushed pebbles to bypass the SAG mill to feed directly into the ball mill and the installation of a secondary crusher. Certain further improvements are currently being implemented in the flotation area in order to increase plant availability, nickel recovery and metals grade in concentrate.  Recoveries were 72.3% nickel and 90.3% copper in 2006. These were similar to the recoveries obtained in 2005 despite the lower nickel and copper head grades encountered in 2006.

Mine production performed well during the year with mining rates conforming to plant throughput.

On August 2, 2006, the company exercised its option to purchase all future production royalty payments with respect to Aguablanca from Atlantic Copper (“AC”) for $6.0 million. The royalty payable to AC would have been applicable to Aguablanca mine production from August 2006 onward and comprised variable payments dependent on combined nickel and copper prices.

Aguablanca Reserves

With the information provided by two years of mining and underground drilling conducted in 2006, the Company updated the existing ore block model, which was finalized in March 2007.

During 2006, 5,825 metres of infill drilling was undertaken, which has delineated resources at the bottom of the open pit and immediately below it.

The Aguablanca open-pit reserves and resources as at December 31, 2006, as determined in the updated block model are as follows:

Aguablanca Nickel-Copper Mine - Mineral Reserves and Resources (@0.2% nickel cut-off) (a) (c)

	Tonnes (000)	Nickel Grade (%)	Copper Grade (%)	Contained Nickel (Tn)	Contained Copper (Tn)
Mineral reserves
Proven (b)	6,800	0.61	0.48	41,600	32,500
Probable	4,700	0.58	0.46	27,500	21,900
Total proven and Probable reserves	11,500	0.60	0.47	69,100	54,400
Mineral resources
Measured	9,100	0.60	0.50	54,200	45,000
Indicated	5,700	0.56	0.46	32,200	26,500
Total measured and Indicated resources	14,800	0.58	0.48	86,400	71,400
Inferred resources(c)	4,700	0.40	0.31	18,800	14,400

(a) Mineral resources included mineral reserves.

(b) Includes 200,000 tonnes of stockpiled ore at an average grade of 0.54% nickel and 0.46% copper.

(c) Includes 1,900,000 tonnes of inferred resources at an average grade of 0.37% nickel and 0.24% copper that are within the boundaries of the designed pit.

These estimates were prepared by or under the supervision of Alan C. Noble of ORE Reserves Engineering, Colorado, USA, who is a Qualified Person independent of Rio Narcea for the purposes of National Instrument 43-101.

The open-pit reserves were updated to include the infill drilling campaign conducted from the Aguablanca ramp in late 2006. However, the resources and open pit reserves and resources do not include 1.2 million tonnes of existing stockpiles of semi-oxidised mineralised material estimated to contain grades similar to reserve grade, because they are not considered to be 43-101 compliant due to uncertainties over grade and plant recovery.  Both these parameters will be investigated further.

The 2006 reserve estimate was adjusted to be consistent with mining results from two years of mining. This has enabled the block model to predict reserves more accurately in the upper portions of the deposit that are currently being mined. However, the nickel grade distribution changes with depth and therefore these adjustments may be too conservative for the higher-grade, deeper reserves that will be mined later in the life of the mine. The block model will be reviewed again at the end of 2007, as further open pit mining and underground drilling provide new information.

The following chart represents the cumulative tonnes of nickel and copper mined and expected to be mined under the previous block model (referred to as “2003”) and the updated block model (referred to as “2006”):

Until 2012 the cumulative nickel mined is very similar under both the 2003 and the 2006 block models; the same applies to the copper until 2013. Thereafter, a reduction in open pit nickel reserves is apparent in year 2013 and 2014 and in copper in year 2014. It is the Company’s intention to continue evaluating the potential of resources including using underground mining methods in order to extend the open pit mine life and/or improve the average plant feed grade.

Aguablanca Subsequent Events

During January and February 2007, the plant has continued to run at 222 tph with mechanical plant availability of 86%. This equates to a plant throughput of 1.7 million tonnes, approximately, on an annualized basis. The performance of the Aguablanca plant continued to improve beyond what was   achieved in 2006. In the first two months of 2007, the plant produced 2.4 million pounds of nickel and 2.5 million pounds of copper, from throughput of 271,600 tonnes at a nickel grade of 0.55% and a copper grade of 0.45%. Tailings grades were 0.15% and 0.04% for nickel and copper, respectively with recoveries of 73.9% and 90.8%, respectively.  Modifications in the flotation process in late February are showing very encouraging results in concentrate grade and nickel recovery improvements during March 2007.

Underground mine planning of resources below the existing open pit commenced in the first quarter of 2007 and the possibility of further optimization of the open pit, including steepening the pit walls, will also be investigated during the course of the year.

On February 22, 2007 the Company announced drilling results of the first five holes that were designed to test for extension at depth of the main mineralized zone.  All five holes intersected wide intervals of strongly disseminated, semi-massive as well as massive sulphide mineralization and indicate a strong potential for underground mining.

Tasiast Gold Project

A Lump-Sum Turn-Key contract for the basic engineering was finalized in January 2006 with SENET for the construction of the plant, the camp and related facilities.  Since January 2006, the construction process has been on schedule and met all expectations.

The total budget for construction of Tasiast, including working capital and owner’s costs, amounts to $79.0 million of which $56.7 million had been spent as at December 31, 2006. The increased capital cost, as compared with the 2004 feasibility study, is related to a number of factors.  They include a $7.8 million increase in the costs of the power plant, which will utilize heavy fuel oil rather than the more costly diesel fuel to reduce operating costs. Other cost increases were related to the general rise in prices for construction and related materials.  On June 29, 2006, the Company concluded a non-recourse project debt agreement with Macquarie Bank Ltd. (“Macquarie”) to finance the construction of the Tasiast project. Under this agreement, the Company has a term loan of $42.5 million that was fully drawn down on June 30, 2006. Remaining project expenditures have been and will continue to be, financed from the Company’s existing cash resources.

Highlights of the construction progress, as at December 31, 2006 showed civil construction 98% complete while structure and mechanical construction was 74% complete.  The permanent camp facilities have been completed as well.  Road access was completed and work on the tailings facility commenced.  The water pipeline was laid with water arriving at the fresh water pond. The primary crusher and four of the eight 1Mw generators were on site. The ball mill was the last of the major equipment to be delivered to site in the fourth quarter.  All key managerial personnel have been hired and the mining contractor was appointed with the expectation of production early in the second half of 2007.

In October 2006, the Company received a revised resource and open-pit reserve calculation for its Tasiast project. The new estimate incorporated a revised gold price of $491 per ounce and revised cost inputs, which together have increased the proven and probable reserves to 1,040,000 ounces of gold, an increase of 18% over the 885,000 ounces of gold reserves previously estimated.

Tasiast Gold Project - Mineral Reserves and Resources (@0.8 g/t gold cut-off) (a)

	Tonnes (000)	Grade (g/t)	Contained Gold (ounces)
Mineral reserves
Proven	761	3.24	80,000
Probable	11,223	2.66	960,000
Total proven and probable reserves	11,984	2.70	1,040,000
Mineral resources
Measured	860	3.17	89,000
Indicated	13,693	2.59	1,142,000
Total measured and indicated resources	14,553	2.63	1,230,000
Inferred resources	18,633	1.94	1,165,000

(a) Mineral resources included mineral reserves.

These estimates were prepared under the supervision of David A. Orava, M. Eng., P. Eng., Associate Mining Engineer and Daniel C. Leroux, B. Sc., P. Geo., both of A.C.A. Howe International, who are Qualified Person independent of Rio Narcea for the purposes of National Instrument 43-101.

The Company’s production plans include a first phase of approximately 8.2 years, in which all mining activities will take place and during which lower grade ore will be stockpiled. During this phase, the Company will mine 12.0 million tonnes of ore at an average gold grade of 2.70 grams per tonne and will process 9.0 million tonnes of ore through the plant at an average gold grade of 3.25 grams per tonne. In a second phase, which should last 2.8 years, the Company will process the stockpile of 3.0 million tonnes of the lower grade ore previously mined with a gold grade of 1.08 grams per tonne plus other mineralized materials sourced from pit expansions, pit extensions along the Tasiast trend and underground mining of higher grade, deeper extensions.

Tasiast Subsequent Events

Construction of the project continues to be on time and is expected to be completed during the first half of 2007, with first gold production expected shortly thereafter.  The tailings facility paddock 1 was completed in February 2007 and the power plant installation was completed and became operational.  Completion of the process plant is expected to be achieved in May.

El Valle and Carlés Mines

The orderly closure of these mines was completed in December 2006. Restoration activities are continuing and the plant is being held on a care and maintenance basis pending disposal.

During 2006, the Company produced 50,300 ounces of gold from the El Valle and Carlés underground mines compared to 68,900 ounces in 2005.  In addition, the Company treated 107,800 tonnes of ore from Nalunaq in 2006 (22% of plant capacity), compared to 113,900 tonnes treated in 2005 (21% of plant capacity).  Details of the El Valle and Carlés operating results are as follows:

	2006			2005			2004
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total

Tonnes of ore milled	377,700	107,800	485,500	416,200	113,900	530,100	606,700	93,800	700,500
Grade (g/t)	4.5	17.9	7.5	5.5	16.6	7.9	6.4	17.1	7.8
Recovery (%)	91.3	96.5	94.0	94.2	96.5	95.3	95.0	97.3	95.6
Gold production (oz)	50,300	59,900	110,200	68,900	58,800	127,700	118,600	50,300	168,900

El Valle and Carlés Subsequent Events

On January 16, 2007, the Company entered into an option agreement with Kinbauri Gold Corporation (“Kinbauri”) granting Kinbauri the option to buy the El Valle mine, the Carlés mine, the El Valle plant and certain exploration rights in the north of Spain, for a consideration of $5.0 million. Of this, $0.1 million was collected on signature of the option agreement. On February 15, 2007, Kinbauri notified Rio Narcea of the exercise of the option.  The transaction, including payment to the Company of the balance $4.9 million consideration outstanding, must be finalized on or before March 30, 2007, failing which the option agreement will be terminated.

Salave Gold Project

This project contains 1.5 million gold ounces of measured and indicated resources.  In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. The Company has commenced legal proceedings in the Spanish courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe Rio Narcea should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Strategic Shareholding in Chariot Resources Limited

As at December 31, 2006, the Company owned 51,750,500 common shares of Chariot Resources Limited, representing 17.1% of the total outstanding common shares. All of these common shares were acquired during the second half of 2006, at an acquisition cost of $29.5 million.

Subsequently, in January 2007, the Company acquired an additional 8,440,000 common shares of Chariot, increasing its shareholding to 19.9%. The acquisition cost of these additional common shares amounted to $4.4 million.  This makes Rio Narcea Chariot’s largest shareholder.

Chariot is a Canadian resources company focused in the Andes region of Latin America. Its current principal technical objective is to develop the Mina Justa deposit at its 70% owned Marcona copper project in Peru.  Rio Narcea believes the Marcona project has potential for significant low cost copper production.  Please refer to Chariot’s documentation at www.sedar.com for further details on the project.

Exploration

On December 5, 2006, the Company announced its $8.1 million exploration program, to be completed during 2007, which will comprise a total of 37,500 metres of drilling, including 18,000 metres of exploration drilling and 4,000 metres of infill drilling in and around the Tasiast gold mine in Mauritania, 10,500 metres of exploration drilling around the Aguablanca nickel mine in Spain and 5,000 metres on identified nickel anomalies within the Ossa Morena region.

Aguablanca

Exploration activities during 2006 on the Aguablanca nickel-copper deposit comprised 4,875 metres of drilling distributed in 14 core holes. As a result of this program, a new zone of sulphide mineralization, called Area 108, was discovered to the west of the deposit.  The discovery hole AGU-108 intersected a large interval of patchy and disseminated sulphide mineralization hosted by irregular gabbros and porphyritic gabbronorites. Assay results returned 15.6 metres at 0.45% nickel and 0.21% copper, including a higher grade interval of 5.3 metres at 0.93% nickel and 0.41% copper.  Further drilling has been planned at this new target zone during 2007, which will be initially focused on the zone between the discovery hole AGU-108 and the north orebody.

Subsequent to the year end, in February 2007, the Company released the first results of its drilling program to test for depth extensions to Aguablanca the orebody. These results are summarized below:

Section	Hole	Length (m)	Nickel grade (%)	Copper grade (%)

@ 0.5% nickel cut-off
7300E	AGU-1053	19.65	0.82	0.78
(underground drilling)	AGU-1055	28.30	0.68	0.57

7350E	AGU-1056	26.05	0.80	0.57
(underground drilling)	AGU-1058	45.40	0.74	0.72
		3.60	1.04	0.66

7175E	AGU-117	3.75	0.92	0.39
(surface drilling)

@ 1.0% nickel cut-off
7300E	AGU-1053	5.15	1.39	0.97
(underground drilling)		2.05	1.07	1.12
	AGU-1055	12.20	1.18	0.80

7350E	AGU-1056	12.40	1.18	0.65
(underground drilling)		2.05	1.23	0.73
	AGU-1058	10.20	2.18	1.21
		3.60	1.04	0.66
	(including)	2.20	5.40	1.50

The first five holes drilled in 2007 in these deeper zones intersected wide intervals of strongly disseminated, semi-massive as well as massive sulphide mineralization, indicating strong potential for underground mining. These holes, which were drilled perpendicular to the mineralized zone, have confirmed the connection between the "deep body" and the open pit mineralization. Furthermore, these holes are all located in proximity to the existing 2,700 metres decline ramp, which will facilitate the infill drilling that is planned and possible future underground mining.

Tasiast

At the end of 2006, Rio Narcea's mineral properties in Mauritania total 13,490 square kilometres distributed in two main blocks: Tasiast (6,306 square kilometres) and Ahmeyin-Tijirit (7,184 square kilometres). During 2006, construction of the Tasiast project was the Company’s main priority in Mauritania with exploration work confined to the compilation and evaluation of all the available exploration data in preparation for an aggressive exploration program in 2007. Such work included the reinterpretation of all available airborne magnetic data in order to map the position of the favourable “banded iron formation” in areas with no outcrops.

Ossa Morena

Rio Narcea's mineral properties on the Ossa Morena project total 3,254 square kilometres, corresponding to 3,091 square kilometres in Spain and 163 square kilometres in Portugal. In Spain, most of the regional exploration work conducted on the Ossa Morena project during 2006 was focused on the evaluation of newly defined stream sediment nickel, copper and gold anomalies. In addition, a shallow drilling program was conducted on the Guijarro-Chocolatero gold project to assess the potential for bulk tonnage, low grade open pittable mineralization.

In Portugal, the company is actively seeking a joint venture partner to continue with the next phase of exploration.

Conference Call and Webcast

On Thursday, March 29, 2007 at 10:00 a.m. (EST) management will host a conference call and webcast to discuss the Company’s fourth quarter and year-end results.   In order to join the conference call, in the U.S. and Mexico please dial 1 (877) 461-2814 and in Canada and outside North America please dial 1 (416) 695-9719. The conference call will be broadcast live and recorded and archived on the web at www.rionarcea.com or www.ccnmatthews.com/r/RioNarceaQ42006.  In order to access this service, you will need to have Windows Media Player installed on your computer.

A replay of the call will be available until April 5, 2007 by dialing 1 (416) 695-5275 or 1 (888) 509-0081, passcode 642183. If you would like to listen to a replay of our conference call on the web, go to the home page on www.rionarcea.com and click on the link under Investor Relations - Presentations & Webcasts.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.   Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.  The Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona copper project in southern Peru.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the  Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parametres as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars unless otherwise indicated)

As at December 31

2006 2005
$ $

ASSETS
Current
Cash and cash equivalents 79,774 53,624
Restricted cash (note 3) 2,367 2,191
Inventories (note 4) 12,447 10,075
Stockpiled ore 1,378 4,168
Accounts receivable
Government grants (note 5) — 3,521
Taxes receivable (note 14) 2,635 3,832
Trade receivables 8,613 2,982
Other current assets (note 7) 2,242 5,485
Current portion of deferred derivative loss (note 15) — 2,339
Current portion of future income tax assets (note 14) 5,012 —
Total current assets 114,468 88,217
Mineral properties, net (note 6) 227,274 157,148
Other assets (note 7) 3,729 2,791
Long-term investments in traded securities (note 7) 29,531 1,062
Future income tax assets (note 14) 12,859 —
387,861 249,218

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank debt and accrued interest (note 8) 21,985 4,800
Accounts payable and accrued liabilities (note 9) 54,018 51,368
Current portion of long-term debt (note 8) 8,318 13,123
Total current liabilities 84,321 69,291
Other long-term liabilities (note 10) 26,293 14,539
Long-term debt (note 8) 41,738 15,982
Future income tax liabilities (note 14) 3,228 7,179
Total liabilities 155,580 106,991

Non-controlling interest (notes 1 and 6) 347 333

Shareholders' equity
Common shares (note 11) 247,092 237,002
Contributed surplus (note 11) 6,240 3,539
Employee stock options (note 12) 5,531 8,423
Non-employee stock options and warrants (note 11) 10,387 10,387
Defiance warrants (note11) — 1,786
Common share purchase options (notes 8 and 11) 2,275 3,155
Deficit (51,939) (122,670)
Cumulative foreign exchange translation adjustment (note13) 12,348 272
Total shareholders' equity 231,934 141,894
387,861 249,218

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Stated in thousands of U.S. dollars unless otherwise indicated)

Years ended December 31

2006 2005 2004
$ $ $

REVENUES
Sales – Gold operations (note 19) 40,822 34,720 47,998
Sales – Gold operations – Nalunaq ore (note 19) 39,000 22,856 20,505
Sales – Nickel operations (note 19) 145,872 47,924 —
225,694 105,500 68,503

EXPENSES
Cost of sales – Gold operations (a) (note 20) (27,413) (33,881) (42,120)
Cost of sales – Gold operations – Nalunaq ore (a) (note 20) (40,130) (23,141) (19,956)
Cost of sales – Nickel operations (a) (note 20) (40,922) (24,257) —
Depreciation and amortization expenses (15,434) (7,562) (10,496)
Exploration costs (4,905) (5,663) (6,639)
Administrative and corporate expenses (8,235) (9,318) (6,961)
Accrual for closure of El Valle and Carlés (note 9) (971) (4,058) —
Other expenses (1,184) (702) (238)
Write-down of mineral properties (note 6) — — (28,388)
Interest income 2,790 1,004 823
Foreign currency exchange gain (loss) 629 (11,582) 4,507
Interest expense and amortization of financing fees (1,830) (1,049) (1,676)
Derivatives loss (note 15) (37,793) (25,274) (1,804)
(175,398) (145,483) (112,948)
Income (loss) before income tax 50,296 (39,983) (44,445)
Income tax (expense) benefit (note 14) 20,405 (2,405) —
Net income (loss) before non-controlling interest 70,701 (42,388) (44,445)
Non-controlling interest 30 263 —
Net income (loss) 70,731 (42,125) (44,445)

Deficit, beginning of year (122,670) (80,545) (36,100)
Deficit, end of year (51,939) (122,670) (80,545)

Net income (loss) per share – basic (note 11) 0.44 (0.27) (0.36)
Net income (loss) per share – diluted (note 11) 0.43 (0.27) (0.36)
Weighted average common shares outstanding (000) – basic 161,184 158,153 124,258
Weighted average common shares outstanding (000) – diluted 163,610 158,153 124,258

(a) Exclusive of items shown separately in the MD&A.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in thousands of U.S. dollars unless otherwise indicated)

Years ended December 31

2006 2005 2004
$ $ $

OPERATING ACTIVITIES
Net income (loss) 70,731 (42,125) (44,445)
Add (deduct) items not requiring cash
Depreciation and amortization 15,434 7,562 10,496
Write-down of mineral properties — — 28,388
Amortization of deferred financing fees
and prepaid expenses 145 157 1,916
Accretion of provision for site restoration 228 224 235
Foreign exchange 1,169 8,355 (6,481)
Accretion of interest on long-term debt 1,424 — 187
Non-cash derivatives loss 17,274 20,151 2,387
Shared-based compensation 1,656 1,264 2,105
(Gain) loss on disposal of capital and other assets (1,289) 162 116
Amortization of deferred stripping costs — — 17,334
Non-controlling interest (30) (263) —
Future income taxes (20,990) 2,375 —
Deferred stripping expenditures — — (1,595)
Restoration expenditures (1,770) (1,106) (503)
Changes in components of working capital
Inventories (1,159) (3,935) (619)
Stockpiled ore 2,996 1,907 (3,669)
Government grants 220 (218) —
Taxes receivable 833 (1,727) (590)
Trade receivables (5,628) (1,504) 1,821
Other current assets 14 (784) (534)
Accounts payable and accrued liabilities (3,872) 18,470 2,329
Cash provided by operating activities 77,386 8,965 8,878

INVESTING ACTIVITIES
Expenditures on mineral properties (note 6) (67,332) (28,852) (52,238)
Acquisition of the Salave deposit (note 6) — — (5,000)
Acquisition of Defiance (note 1) — — 2,648
Grant received 2,679 7,036 68
Restricted cash 74 (813) (211)
Long-term deposits and restricted investments 687 (159) (477)
Long-term investments in traded securities (note 7) (29,531) (1,164) —
Disposal of long-term investments in traded securities 2,419 — —
Cash used in investing activities (91,004) (23,952) (55,210)

FINANCING ACTIVITIES
Proceeds from issue of common shares (notes 11 and 12) 5,578 2,451 1,298
Proceeds from issue of special warrants and units (note 11) — — 61,021
Financing fees on issue of special warrants and units (note 11) — — (2,746)
Proceeds from bank loans and other long-term liabilities 82,935 10,808 42,744
Financing fees on bank loans (2,452) (48) (1,206)
Repayment of bank loans (47,547) (19,364) (12,198)
Cash provided by (used in) financing activities 38,514 (6,153) 88,913
Foreign exchange gain (loss) on cash
and cash equivalents held in foreign currency 1,254 (7,125) 6,446
Net increase (decrease) in cash and cash equivalents
during the year 26,150 (28,265) 49,027
Cash and cash equivalents, beginning of year 53,624 81,889 32,862
Cash and cash equivalents, end of year 79,774 53,624 81,889

Supplemental cash flow information
Interest paid in cash 4,146 2,668 1,597
Income taxes paid in cash — — —

For further information please contact:

Chris von Christierson
Chairman & C.E.O
Tel: + (44) 207 629 2252
Email: cvc@sprospecting.com

Omar Gomez
C.F.O.

Tel: + (34) 98 573 3300
Email: omar.gomez@rngm.es

Michelle Roth

Roth Investor Relations, Inc.

Tel: +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com